UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ________

Commission File Number 1-15052

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN
(Full Title of the Plan)

157 Church Street
New Haven, CT 06506
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

Years Ended December 31, 2011 and 2010

Plan Number: 006

Plan Sponsor EIN: 06-0383860

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

Years Ended December 31, 2011 and 2010

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

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Certified Public Accountants

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
Connecticut Natural Gas Corporation Union Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of Connecticut Natural Gas Corporation Union Employee Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Connecticut Natural Gas Corporation Union Employee Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) and late participant contributions as of or for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Newman & Noyes
Portland, Maine	Limited Liability Company
July 12, 2012

Baker Newman & Noyes, LLC

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
	2011	2010

Assets
Investments, at fair value
Registered investment companies	$25,110,082	$27,581,858
Common and collective trusts	-	425,302
Stable value funds	7,565,949	7,404,865
Total investments	32,676,031	35,412,025

Receivables:
Notes receivable from participants	1,016,612	993,179
Contributions	32,699	32,646
Total receivables	1,049,311	1,025,825

Net assets reflecting all investments at fair value	33,725,342	36,437,850

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(30,143)	38,475

Net assets available for benefits	$33,695,199	$36,476,325

See notes to financial statements.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year Ended December 31, 2011

2011
Additions
Investment Income (loss):
Interest and dividend income	$485,922
Other	2,804
Net depreciation in fair value	(692,029)
(203,303)

Interest income on notes receivable from participants	47,794

Contributions:
Employer contributions	523,381
Employee contributions	1,075,790
1,599,171

Total additions	1,443,662

Deductions
Payment of benefits	1,541,155
Transfers to other qualified plans	2,683,633
Total deductions	4,224,788

Net decrease	(2,781,126)
Net assets available for benefits:
Beginning of year	36,476,325
End of year	$33,695,199

See notes to financial statements.

Contents

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010

1.	Description of Plan:

The following brief description  provides general information of the Connecticut Natural Gas Corporation Employee Savings Plan (the “Plan”), sponsored by the Connecticut Natural Gas Corporation (the “Company”), whose parent company, CTG Resources Inc., is a wholly owned subsidiary of UIL Holdings Corporation (“UIL Holdings”).  Participants should refer to the Plan document for a more complete description of the Plan's provisions.  CTG Resources, Inc. was acquired by UIL Holdings on November 16, 2010; there was no effect on participant balances.

General:

The Plan is a defined contribution 401(k) plan meeting the requirements of Sections 401(a), and related provisions of the Internal Revenue Code (the “IRC”). Union employees are eligible to participate in the Plan in the first payroll period beginning on or after the first day of the month following their date of employment and upon attaining age 21. Part-time employees are eligible to participate in the Plan after completion of 1,000 hours of service and upon attaining age 21.

The purpose of the Plan is to provide eligible employees with an opportunity and incentive to save for their retirement. The Plan is administered by the Benefits Administration Committee of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Contributions:

Participant:  Eligible employee may contribute up to 50% of eligible pay on a pre-tax basis and up to 10% of eligible pay on an after-tax basis as savings contributions to their accounts during each year, subject to IRC limitations as defined.

Employer:  The matching contribution for participants is dependent on age or years of continuous service as shown below:

Years of			Company
Continuous Service	Or	Age	Contribution

20 or more		45 or more	4.5% of compensation
10 but less than 20		35 but less than 45	3% of compensation
Less than 10		Under 35	2% of compensation

Contents

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010

1.	Description of Plan (continued):

Contributions (continued):

The matching for participants subject to the collective bargaining agreement between the Company and the employees in CIUW Local 12924 (Hartford Union) that were hired on or after December 1, 2009 is contributions of 150% of the participant’s deferral up to a maximum of 6% of their compensation.  The matching for participants subject to the collective bargaining agreement between the Company and its UWUA Local 380 (Greenwich Union) who have either attained 30 years of service or age 50 is up to 6% of eligible compensation.  The matching for participants subject to the collective bargaining agreement between the Company and its UWUA Local 380 that were hired on or after April 1, 2011 is contributions of 150% of the participant’s deferral up to a maximum of 6% of their compensation.

Plan participants direct their contributions among various investment options in 1% increments, and they may elect to change their investment options at any time.

Forfeitures:

Forfeitures of nonvested accounts may be used to reduce future Company matching contributions.  During 2011 and 2010, approximately $3,621 and $1,590 in forfeitures were used to reduce the Company’s matching contributions, respectively.  At December 31, 2011 forfeited nonvested accounts were approximately $686.

Vesting:

Participants are fully vested in the total value of all accounts, excluding Company matching contributions.  Vesting in the Company’s contributions is based on years of continuous service.  The Company contribution account balance shall be vested in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
At least one year, but less than two years	20%
at least two years, but less than three years	40%
at least three years, but less than four years	60%
at least four years, but less than five years	80%
five or more years	100%

Upon the participant’s termination of service, any and all unvested amounts of such participant’s company contribution account balance shall be forfeited.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010

1.	Description of Plan (continued):

Notes receivable from participants:

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lessor of one-half of the participant’s vested account balance or $50,000 less the highest outstanding loan balance in the prior twelve months.  Loan terms range from 1 to 5 years except in the case of the purchase of a primary residence, which may not exceed 15 years.

The loans are secured by the balance in the participant's account and bear interest at rates which are equal to the prime interest rate listed in the Wall Street Journal on the first business day of the month in which the loan is issued plus 1%. Principal and interest is paid ratably through payroll deductions.  The loans outstanding have maturity dates through October 29, 2024, the interest rates at December 31, 2011 range from 4.25% to 9.25%.  If a partcipant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination or will be considered a taxable distribution to the participant.

Payment of benefits:

Upon termination of service, a participant may elect to receive a lump sum equal to the value of the participant’s vested interest in the participant’s account.  Benefit payments before termination of service are permitted under certain circumstances consistent with Plan qualification requirements.  Effective July 1, 2010, the Plan was amended to allow Hartford Union participants to withdraw a portion, or all of the vested contributions in their account at age 59 ½.

Transfers to other qualified plans:

Transfers to other qualified plans represent a transfer to a former affiliate of CNG.

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010

2.	Summary of accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution 401(k) plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution 401(k) plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Basis of presentation:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition:

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Purchase and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Participants can purchase or redeem shares or units on a daily basis in any of the Plan’s funds based on the funds’ reported net asset value per share.

New accounting pronouncements:

In May 2011, the FASB issued amendments to ASC 820 “Fair Value Measurements and Disclosures.”  Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements and others change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  This guidance is effective during interim and annual periods beginning after December 15, 2011 and is to be applied on a prospective basis.  The implementation of this guidance is not expected to have a material impact on the Plan’s financial statements.

Subsequent events:

The Plan has evaluated subsequent events through July 12, 2012, the date on which the form 11-K was filed.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010

2.	Summary of accounting policies (continued):

Plan expenses:

Investment fund management fees are charged to the Plan and reduce participant investment returns.  Substantially all other expenses are paid by the Company.

Payment of benefits:

Benefits are recorded when paid.

3.	Fair value measurements:

ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the assumptions used in valuation techniques to measure fair value.  This hierarchy consists of three broad levels as described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities;

Level 2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active dealer or broker markets;

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.  Level 3 inputs are only used when Level 1 or Level 2 inputs are not available.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Level 1 fair value measurements:

Registered investment companies – The shares of registered investment companies’ trade on an active market and are valued at net asset value.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010

3.         Fair value measurements (continued):

Level 2 fair value measurements:

During 2011 and 2010 the Plan invested in a Stable Asset Income Fund, which is valued at the net asset value of the underlying assets.

Common and collective trusts – The units trade in an inactive market; they are valued using net asset value as a practical expedient.

Stable value fund – The fair value is based on the underlying net asset value of the commingled trust funds and the wrapper contracts’ fair value in 2010 was based on a replacement cost methodology that compares replacement fees to actual fees on a discounted basis. Units in the intermediate bond fund and liquidity fund, which were held at December 31, 2010, trade in an inactive market.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is information related to the nature of the common collective trusts and the liquidity and bonds funds included in the Stable Value Fund:

During 2011 and 2010, amounts held in the liquidity and bond funds were transferred to the JPMCB Stable Asset Income Fund.

Growth:  This trust seeks long-term growth by investing primarily in well-established growth companies.  Some of the investments are overseas, so the fund is subject to the risks of international investing, including currency fluctuation.

Growth and Income:  This trust seeks to provide substantial dividend income and long-term growth of capital through investment in the common stock of established companies that appear to be undervalued by various measures but have good prospects for capital appreciation and dividend growth.

Liquidity Fund:  The objective of this comingled fund is to invest in traditional money market investments with the goal of providing liquidity and preservation of capital while maximizing return on assets.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010

3.	Fair value measurements (continued):

Bond Fund:  The objective of this comingled fund is to add value through a combination of duration and yield curve positioning, sector allocation and security selection decisions.  The fund invests across a full range of maturities but typically maintains as duration within one year of the Barclays Capital Aggregate Intermediate Index.  Typically, the minimum average credit quality of the fund is at least equivalent to an Aa2 rating.

Stable Asset Income Fund:  The objective of the collective trust fund constituting the stable asset income fund is to seek the preservation of principal, while providing current income and liquidity.  The fund invests in a highly diversified fixed income strategy which may include U.S. treasury and agency securities, mortgage-backed securities, asset-backed securities, commercial mortgage-backed securities, private mortgages, corporate bonds and short-term investments.  The fund may also invest in synthetic guaranteed investment contracts (GICs) and similar products.  The fund invests in other commingled pension trust funds established, operated, and maintained by JPMorgan Chase Bank.

The following table sets forth the Plan’s investments that are reported at fair value in the accompanying statements of net assets available for plan benefits:

	December 31, 2011
	Fair Value Measurements Using:
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Registered investment companies:
Target date funds	$12,647,472	$12,647,472	$-	$-
Bond funds	1,659,083	1,659,083	-	-
Growth funds	3,377,668	3,377,668	-	-
Value funds	4,155,178	4,155,178	-	-
Blend funds	3,270,681	3,270,681	-	-
	$25,110,082	$25,110,082	$-	$-
Stable value fund:
Stable asset income fund	$7,565,949	$-	$7,565,949	$-

Total	$32,676,031	$25,110,082	$7,565,949	$-

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010

3.	Fair value measurements (continued):

	December 31, 2010
	Fair Value Measurements Using:
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Registered investment companies:
Target date funds	$14,442,380	$14,442,380	$-	$-
Bond funds	1,540,692	1,540,692	-	-
Growth funds	3,513,930	3,513,930	-	-
Value funds	4,214,575	4,214,575	-	-
Blend funds	3,870,281	3,870,281	-	-
	$27,581,858	$27,581,858	$-	$-
Common and collective trusts:
Growth	$111,261	$-	$111,261	$-
Growth and Income	314,041	-	314,041	-
	$425,302	$-	$425,302	$-
Stable value fund:
Stable asset income fund	$7,097,455	$-	$7,097,455	$-
Intermediate bond fund	302,022	-	302,022	-
Liquidity fund	5,388	-	5,388	-
Wrapper contracts	-	-	-	-
	$7,404,865	$-	$7,404,865	$-

Total	$35,412,025	$27,581,858	$7,830,167	$-

4.	Investments:

The following presents investments that represent 5 percent or more of the Plan’s net assets:
	December 31,
	2011	2010
Fidelity Diversified International Fund	$-	$2,061,870
T. Rowe Price Retirement 2015 Fund	$2,478,984	$3,089,666
T. Rowe Price Retirement 2020 Fund	$2,802,102	$2,990,482
T. Rowe Price Retirement 2030 Fund	$2,559,623	$2,909,433
Vanguard Explorer Fund, ADM	$2,127,446	$2,597,313
JPMCB Stable Asset Income Fund	$7,565,949	$7,097,455
T. Rowe Price Equity Income Fund	$3,109,183	$3,185,901

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010
4.	Investments (continued):

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $692,029, net, as follows:

Registered investment companies	$(834,465)
Stable value fund	142,436
$(692,029)

Stable Value Fund- Stable Asset Income Fund:

During 2011 and 2010, the Stable Value Fund assets were transferred to a single collective trust fund.  The collective trust fund is fully benefit-responsive to the participants. The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. To the extent the underlying portfolio has unrealized and/or realized gains/losses, an adjustment is made when reconciling from fair value to contract value. As a result, the future crediting rate may be different than the current market rate.

Investment contracts provide for benefit-responsive withdrawals at contract value including in those instances when, in connection with synthetic investment contracts; underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts. If the Trustee becomes aware of an event that has occurred affecting the investment contracts' value, an adjustment is recorded.

The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. The average crediting interest rate for the fund was 2.25% and 3.32% at August 31, 2011 and September 30, 2010, respectively, the fund's year end. The average yield credited to participant accounts for this fund was 3.14% and 2.50% at August 31, 2011 and September 30, 2010, respectively, the fund's year end.

The existence of certain conditions can limit the Fund's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Fund which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, layoffs, bankruptcy, plan termination, mergers, early retirement incentives, and competing fund transfer or violation of equity wash or equivalent rules in place and changes of employer or plan qualification status. If the likelihood of such a non-book value withdrawal is imminent, it may be necessary to consider a revaluation of those particular fund contract(s). As of December 31, 2011, the occurrence of an event outside the normal operation of the Fund which would cause a withdrawal from an investment contract is not considered to be probable.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010

4.	Investments (continued):

Stable Value Fund – Managed Contract:

At December 31, 2010, the Plan's Stable Value Fund included a managed contract with J.P. Morgan (JPM). JPM maintained the Plan's deposits in a synthetic guaranteed investment contract, to which it added interest at the contract rate. Deposits into this contract were guaranteed the contract minimum rate of return.  Withdrawals were permitted at any time without penalty and the contract has been determined to be fully benefit-responsive. Because the guaranteed investment contract was fully benefit-responsive, contract value was the relevant measurement attribute for that portion of net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the plan by JPM, represented contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants ordinarily directed the withdrawal or transfer of all or a portion of their investment at contract value. The contract invested in an Intermediate Bond Fund and a Liquidity Fund which are commingled funds and wrapper contracts.

5.	Related party transactions:

Certain Plan investments are shares of registered investment companies which are managed by T. Rowe Price Retirement Plan Services (T. Rowe Price).  T. Rowe Price is the trustee as defined by the Plan.  During 2011, certain other investments were in comingled funds managed by JPM.  Transactions with these parties qualify as party-in-interest transactions and were exempt from the prohibited transaction rules.

6.	Tax status:

The Internal Revenue Service determined and informed the Company by letter dated June 6, 2003, that the Plan was qualified under IRC Section 401(a) and 401(k).  The Plan has subsequently been amended since receiving the determination letter.  However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Management evaluated the Plan’s tax positions and concluded that as of December 31, 2011 the Plan had taken no uncertain tax positions that require recognition of a liability (or asset) in the financial statements.

With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for the years before 2008.

Contents

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010
7.	Risks and uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

8.	Subsequent events:

Effective April 1, 2012, Participant’s may direct up to 20% of the Company matching contributions made on or after April 1, 2012 to the UIL Common Stock Fund.

9.	Reconciliation of financial statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$33,695,199	$36,476,325
Adjustment from contract value to fair value	30,143	(38,475)
Net assets per the Form 5500	$33,725,342	$36,437,850

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2011
Net decrease in net assets available for benefits per the financial statements	$(2,781,126)
Prior year adjustment from contract value to fair value	38,475
Current year adjustment from contract value to fair value	30,143
Net decrease in net assets available for benefits per the Form 5500	$(2,712,508)

10.	Nonexempt transactions:

During 2011, the Company demonstrated a pattern of remitting employee contributions to T. Rowe Price within six business days after the end of a payroll period.  However, for two periods during 2011, the Company’s remittance of employee contributions to T. Rowe Price in the amount of $60 was not made within six business days due to extenuating circumstances.  While employee contributions relating to these periods were remitted within the time period allowed per the IRC, these contributions have been classified as nonexempt transactions as they were beyond the Company’s demonstrated pattern of timely remittance.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

SCHEDULE H
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan Number: 006
Plan Sponsor EIN: 06-0383860

As of December 31, 2011
Attachment to Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

		(c)
	(b)	Description of Investment
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest	(d)	(e)
(a)	Lessor or Similar Party	Collateral, and Par or Maturity Value	Cost	Current Value

*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company		$482,372
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company		1,482,441
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company		2,478,984
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company		2,802,102
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company		1,552,914
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company		2,559,623
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company		508,079
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company		347,010
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company		164,133
*	T. Rowe Price Retirement 2050 Fund	Registered Investment Company		250,372
*	T. Rowe Price Retirement 2055 Fund	Registered Investment Company		19,442
*	T. Rowe Price Retirement Income Fund	Registered Investment Company		440,393
	Vanguard Explorer Fund, ADM	Registered Investment Company		2,127,446
	Vanguard Institutional Index Fund	Registered Investment Company		1,303,409
	TIAA - CREF Social Choice Fund	Registered Investment Company		39,221
	JPMCB Stable Asset Income Fund	Stable Value Fund - CCT		7,565,949
	PIMCO Total Return Fund	Registered Investment Company		1,659,083
	Fidelity Diversified International Fund	Registered Investment Company		1,487,658
*	T. Rowe Price Small - Cap Value Fund	Registered Investment Company		1,045,995
*	T. Rowe Price Growth Stock Fund	Registered Investment Company		1,250,222
*	T. Rowe Price Equity Income Fund	Registered Investment Company		3,109,183

*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%		1,016,612

Total investments (held at end of year)				$33,692,643

* Party in Interest
(d) Cost is not required for participant directed accounts.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

SCHEDULE H
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Plan Number: 006
Plan Sponsor EIN: 06-0383860

As of December 31, 2011
Attachment to Form 5500, Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

Total that Constitute Nonexempt
	Participant	Prohibited Transactions			Total Fully
	Contributions				Corrected Under
	Transferred Late	Contributions	Contributions Corrected	Contributions Pending	VFCP and PTE
	to Plan	Not Corrected	Outside VFCP	Correction in VFCP	2002-51

*	$60	$60	$-	$-	$-

*     Includes Late Participant Loan Repayments.

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

Date: July 12, 2012	By	/s/ Steven P. Favuzza
Steven P. Favuzza
Vice President and Controller

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Index to Exhibits

Exhibit No.	Description
23	Consent of Baker Newman Noyes